FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1 Press release, dated January 24, 2011, regarding that 3SBio Inc. receives SFDA approval for TPIAO label extension for the treatment of ITP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Dr. Jing Lou

Name:	Dr. Jing Lou

Title:	Chief Executive Officer

Date: January 28, 2011

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press release, dated January 24, 2011, regarding that 3SBio Inc. receives SFDA approval for TPIAO label extension for the treatment of ITP.

Exhibit 99.1

3SBIO INC. RECEIVES SFDA APPROVAL FOR TPIAO LABEL EXTENSION FOR

THE TREATMENT OF ITP

SHENYANG, CHINA — January 24, 2011 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “ Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that it has received official notification from China’s State Food and Drug Administration (“SFDA”) granting 3SBio manufacturing approval for a TPIAO label extension for the treatment of idiopathic thrombocytopenic purpura (“ITP”). The approval application was submitted in December 2008.

Jing Lou, MD, PhD, Director and Chief Executive Officer of 3SBio, commented: “We are pleased that TPIAO’s label extension for the treatment of ITP has been approved by the SFDA. This additional indication complements our existing indication for chemotherapy induced platelet deficiency which has been rapidly adopted by the medical community since its approval in 2006. 3SBio was the first company globally to research, develop and commercialize a recombinant human thrombopoietin product and TPIAO remains the only product of its kind available in China. We will continue to focus on introducing innovative treatments for other unmet medical needs in China”

Launched in 2006, TPIAO is a recombinant human thrombopoietin product initially approved in China for the treatment of chemotherapy induced thrombocytopenia, or platelet deficiency. The SFDA has now approved the extension of TPIAO’s label to include the treatment of ITP. ITP is characterized by an immune system malfunction that perceives the body’s platelets as foreign and destroys them, potentially resulting in dangerously low platelet counts. There are an estimated eighty thousand patients diagnosed with ITP in China, with more than half of these patients resistant to conventional steroid treatment.

TPIAO represents a new approach for the treatment of ITP, by stimulating the TPO receptor, which is intended to have the effect of directly increasing platelet production to outpace platelet destruction by the immune system. The registration trial examined the safety and efficacy of a 14-day subcutaneous injection of TPIAO on ITP patients who are resistant to steroid treatment, followed by a 14-day observation period. The results showed an overall patient response rate to TPIAO treatment of 60.27%, significantly higher than the Danazol control group response rate of 36.51%. Patients administered TPIAO also reached effective platelet counts in 7 days, compared to 10 days for patients within the control group.

About the Phase III Study

The Phase III study that 3SBio conducted was a multi-center, randomized, placebo-controlled study in ITP patients who failed to respond to glucocorticoid treatment. All patients were administered Danazol, a synthetic steroid hormone drug routinely used to treat ITP. The treatment group was administered an additional 1.0 microgram/kg TPIAO subcutaneously daily for 14 days. The primary endpoint of the trial was the measurement of effective platelet counts, in which maximum counts reached >50x109/L or increased >30x109/L over the baseline, during the 14-day treatment.

The results of the Phase III study demonstrated TPIAO to be an effective treatment for ITP with tolerable mild adverse effects. The overall response rate in the treatment group and the control group was 60.27% and 36.51%, respectively (p=0.0104). The platelet response time, characterized by the time required for platelet counts to reach >50x109/L or increase >30x109/L over the baseline, for the first 25% of patients in the TPIAO treatment and control group was 7 and 10 days, respectively. A 14-day TPIAO treatment was subsequently applied to patients in the control group whose platelet counts remained < 20x109/L. The overall response rate to the TPIAO treatment was 67%. The overall adverse events rate in the treatment and control group was 34.25% and 26.15%, respectively; the rate of TPIAO-related adverse events for the two groups, including mild sleepiness, mild dizziness, fatigue, mild allergic reaction, and paroxysmal visual field defect, was 15.07% and 4.08%, respectively.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 500 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

This press release and related disclosure may contain forward-looking statements, relating to market size, revenues contribution or otherwise. Such statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “forecasts” and statements of a similar nature. The accuracy of these statements may be impacted by risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including factors related to: the ability of 3SBio or any source used by it to accurately conduct forecasts; the ability of 3SBio to successfully commercialize, in a timely manner or at all; uncertainty as to physician acceptance and hospital or patient demand; uncertainties regarding 3SBio’s ability to obtain favorable insurance or reimbursement coverage; uncertainties related to pricing as set by the government or otherwise; approvals and marketing of competing products; other changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the P.R.C. government and changes in the healthcare insurance sector in the P.R.C.; fluctuations in general economic and business conditions in China; and other risks outlined in 3SBio’s filings with the Securities and Exchange Commission. 3SBio does not undertake any obligation to update the forward-looking information, except as required under applicable law.

Investor Contacts

Bo Tan	Tom Folinsbee
Chief Financial Officer	Director of Investor Relations
3SBio Inc.	3SBio Inc.
Tel: + 86 24 2581-1820	Tel: + 852 8191-6991
ir@3SBio.com	ir@3SBio.com